Exhibit 4.4.4

SCHLUMBERGER DISCOUNTED STOCK PURCHASE PLAN

(As Amended and Restated January 21, 1998)

Third Amendment

Schlumberger Limited, a Netherlands Antilles corporation, having heretofore adopted the Schlumberger Discounted Stock Purchase Plan, as amended and restated January 21, 1998, and thereafter amended (the “Plan”), and having reserved the right under Section 21 thereof to amend the Plan, does hereby amend the Plan, effective July 1, 2003, unless otherwise indicated, as follows:

1. The second and third sentences of Section 5 of the Plan are hereby amended to read as follows:

“Each other eligible Employee of Schlumberger Limited or a participating Subsidiary who thereafter becomes eligible to participate may enroll in the Plan on the first July 1 or January 1 following the date he or she first meets the eligibility requirements of Section 4. Any eligible employee not enrolling in the Plan when first eligible may enroll in the Plan on the first day of July or January of any subsequent calendar year.”

2. The second sentence of the first paragraph of Section 6 of the Plan is hereby amended to read as follows:

“Each Purchase Period under the Plan shall be a period of six (6) calendar months beginning on July 1 and ending on December 31 of the same calendar year, and beginning on January 1 and ending on June 30 of the same calendar year, or such other period as the Committee may prescribe.”

3. Subparagraph (vi) of paragraph 2 of Section 8 of the Plan is hereby amended to read as follows:

(vi) the right to purchase shares (taken together with all other such rights then outstanding under this Plan and under all other similar stock purchase plans of Schlumberger Limited or any Subsidiary) will in no event give the Participant the right to purchase a number of shares during any calendar year having a fair market value in excess of $25,000 (the “Maximum Share Limitation”) as determined in accordance with the Section 423 of the Code and the regulations thereunder; and

4. The first and second paragraphs of Section 9 of the Plan are hereby amended to read as follows:

“The right to purchase shares of Common Stock granted by the Company under the Plan is for the term of a Purchase Period. The fair market value of the Common Stuck to be purchased during such Purchase Period will be determined by averaging the highest and lowest composite sale prices per share of the Common Stock in the New York Stock Exchange Composite Transactions Quotations (“Fair Market Value”) on the first trading day of each Purchase Period or such other trading date designated by the Committee (the “Grant Date”). The Fair Market Value of the Common Stock will again be determined in the same manner on the last trading day of the Purchase Period or such other trading date designated by the Committee (the “Purchase Date”). These dates constitute the date of grant and the date of exercise for valuation purposes of Section 423 of the Code.

As of the Purchase Date, the Committee shall apply the funds then credited to each Participant’s account to the purchase of whole shares of Common Stock. The cost to the Participant for the shares purchased during a Purchase Period shall be 92.5% of the lower of:

(i) the Fair Market Value of the Common Stock on the Grant Date; or

(ii) the Fair Market Value of the Common Stock on the Purchase Date.”

5. The last sentence of the third paragraph of Section 9 of the Plan is hereby amended by replacing “$21,250” with “$11,562.5” where such term appears therein.